FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number:  1-13923



                       WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                            1244 KRONENWETTER DRIVE
                           MOSINEE, WI 54455-9099
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN

               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                       Year Ended December 31, 2001

                             TABLE OF CONTENTS

                                                             PAGE

 Independent Auditor's Reports                                3-4

 Financial Statements:

     Statements of Net Assets Available for Benefits            5

     Statements of Changes in Net Assets Available for Benefits 6

     Notes to Financial Statements                            7-11

 Supplemental Schedule:

     Schedule 1 - Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets Held for Investment Purposes,
     December 31, 2001                                         12

 Signature                                                     13

 Exhibit Index                                                 14

 Independent Auditor Consents                               15-16

 Schedules not filed herewith are omitted because of the absence of conditions under which they are required.
                                  -2-
                   INDEPENDENT AUDITOR'S  REPORT

 Employee Benefits Committee of the
 Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, such 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

 Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


 DELOITTE & TOUCHE LLP
 July 10, 2002
 Milwaukee, Wisconsin
                                  -3-
                   INDEPENDENT AUDITOR'S  REPORT

 Employee Benefits Committee of the
 Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 2000, and changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.


                                    WIPFLI ULLRICH BERTELSON LLP

 May 31, 2001
 Wausau, Wisconsin
                                  -4-
                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 December 31, 2001 and 2000

                                             2001      2000

 ASSETS
 Cash and cash equivalents           $      21,562 $           -
 Investments                           152,911,445   163,922,677

 Contribution receivable:
   Employer                                 50,876        58,687
   Participants                            159,250       312,739
        Total contributions receivable     210,126       371,426

 Accrued income                            133,453       112,448
 Other receivables                          58,057             -

 TOTAL ASSETS AND NET ASSETS
   AVAILABLE FOR BENEFITS             $153,334,643  $164,406,551

          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

 WAUSAU-MOSINEE PAPER CORPORATION
 SAVINGS AND INVESTMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 Years Ended December 31, 2001 and 2000

                                                    2001         2000
 ADDITIONS:
   Contributions:
     Employer                                 $   2,212,729 $  1,970,670
     Participants                                 9,808,914    9,571,613
     Participant rollovers                           62,994      708,962

          Total contributions                    12,084,637   12,251,245

   Interest income                                1,592,638

   Dividend income                                  534,325

          Total additions                        14,211,600   12,251,245

 Deductions:
   Net depreciation in fair value of investments 17,887,052   18,356,119
   Distributions to participants                  7,238,199   14,660,189
   Administrative expenses                          158,257      183,093

   Total deductions                              25,283,508   33,199,401

 NET DECREASE                                   (11,071,908) (20,948,156)

 NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                  164,406,551  185,354,707

 NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                                $153,334,643 $164,406,551


          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

 WAUSAU-MOSINEE PAPER CORPORATION
 SAVINGS AND INVESTMENT PLAN

 NOTES TO FINANCIAL STATEMENTS
  YEARS ENDED DECEMBER 31, 2001 AND 2000


 NOTE 1 - PLAN DESCRIPTION

 The following brief description of the Wausau-Mosinee Paper Corporation Savings & Investment Plan (the "Plan") is provided for general information purposes only. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401 of the Internal Revenue Code. Participants should refer to the Plan document for more complete information.

 An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment date.

 GENERAL - The Plan was established on January 1, 1988. It is a defined contribution plan that covers all salaried and hourly full-time employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

 CONTRIBUTIONS - Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the plan document. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 NON-BARGAINED EMPLOYEES - The Company currently matches participant contributions at a rate of $0.35 for every $1 contributed up to 6% of a participant's annual wages as defined in the plan.

 The Plan allows the Board of Directors to determine a discretionary contribution to be made for participants employed on the last day of the year. There was no discretionary profit-sharing contribution for the years ended December 31, 2001 and 2000.

 BARGAINED EMPLOYEES - The Company matching contribution differs by division and subsidiary. Employees of certain divisions and subsidiaries of the Company do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any subsidiary or division of the Company was $1.95 per $1.00 contributed up to 3% of a participant's annual gross compensation.
                                  -7-
 INVESTMENT OPTIONS - The Plan allows participants to direct the investment of contributions and related earnings among various pooled equity and fixed income funds.

 The above investment securities are exposed to various risks including but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

 ALLOCATION OF INVESTMENT INCOME (LOSSES) - Each participant's account is allocated investment income (losses) based upon the specific investment options chosen and in the proportion that an individual participant's account balance bears in relation to total account balances under the Plan.

 VESTING - Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching and discretionary contributions, if applicable, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either non-bargained or bargained.

 Non-bargained participants are fully vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3% per year of service. Bargained participants vest in the Company's contributions at varying rates depending upon the terms of the applicable collective bargaining agreement. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

 BENEFITS - On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 FORFEITURES - Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company's contribution. These forfeitures are used to either reduce future Company contributions or are allocated to participant accounts in accordance with the Plan document. The amount of forfeitures available at December 31, 2001 and 2000 was $388,691 and $568,870, respectively.

 PARTICIPANT LOANS - Participants may borrow from their fund accounts. Loan transactions are treated as a transfer between the investment fund and the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee
                                  -8-
 benefits committee. Interest rates on existing loans range from 4.75% to 10.50%. Principal and interest are paid ratably through payroll deductions.

 PLAN EXPENSES - Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION - Although it has not expressed any intent to do so, Wausau-Mosinee Paper Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all account balances of the participants become fully vested. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

 BENEFITS - Benefits are recorded when paid. All benefit payments requested in 2001 were distributed in 2001.

 INVESTMENTS - The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the M&I Stable Principal Fund are stated at contract amount which approximate fair value.

 Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation and realized gains and losses. For 2000, specific detail of investment income/loss is not available from the trustee.

 USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at December 31, 2001 and 2000. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                   Asset Market Value
                                                   2001        2000

     Investments at Fair Value as
   DETERMINED BY QUOTED MARKET PRICE

 Common/collective trusts:
   Wausau-Mosinee Northern Capital Stock Fund $ 39,089,063 $ 39,649,731
   Wausau-Mosinee Paper Corp Com Stock Fund      8,125,314    6,370,191

 Total common/collective trusts                 47,214,377   46,019,922

 Pooled separate accounts                        4,169,853    3,317,242

 Registered investment companies:
   Fidelity Magellan Fund                        9,996,403   10,753,813
   Dreyfus S&P 500 Index Fund                    8,511,992    9,851,784
   Janus Twenty Fund                            13,240,257   19,321,357
   Janus Worldwide                               5,756,166    8,383,203
   Brandywine Blue Chip Fund                    11,496,117   15,704,002
   PBHG Growth Fund                              5,769,825    9,569,659
   Other                                        15,834,280   16,079,983

 Total registered investment companies          70,605,040   89,663,801

   INVESTMENTS AT ESTIMATED VALUE

 Participant loans                               1,881,257    1,856,285

   INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial
   institutions - M&I Stable Principal Fund     29,040,918   23,065,427

 Total investments                            $152,911,445 $163,922,677

 During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

       Investments at Fair Value                   Net Change in
   DETERMINED BY QUOTED MARKET PRICE                Fair Value

 Common/collective trust                            $  2,736,228
 Pooled separate accounts                               (156,889)
 Registered investment companies                     (20,466,391)
                                                     (17,887,052)

 NOTE 4 - INVESTMENT CONTRACT

 In 2001 and 2000, the Plan maintained an investment contract with Marshall & Ilsley Trust Company ("M&I"). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by M&I. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by M&I. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses. The average yield and crediting interest rates on the contract were 5.55% for the year ended December 31, 2001 and 6.36% and 6.45% for the year ended December 31, 2000. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 2001 and 2000.

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. On February 28, 2002, the Company applied for a new determination letter concerning the qualification of the Plan. However, the Plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

                       SUPPLEMENTAL SCHEDULE

            SCHEDULE 1 - FORM 5500, SCHEDULE H, PART IV, LINE 4I
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2001
                                                          PLAN'S EIN#39-0690900 PLAN #003

  Identity of Issuer, Borrower      Description of Investment Including Maturity Date,        Number   Current
    LESSOR, OR SIMILAR PARTY        RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE    OF SHARES   VALUE
 Fidelity Magellan Fund           Registered investment company - Fidelity Magellan Fund      95,916  $9,996,403
 Marshall & Ilsley Trust Company* Common/collective trust - Wausau-Mosinee Paper Corp Com
                                                                Stock Fund                   685,081   8,125,314
 Strong Growth Fund               Registered investment company - Strong Growth Fund         232,029   4,102,277
 Dreyfus A Bonds Plus             Registered investment company - Dreyfus A Bonds Plus       202,889   2,761,320
 Fidelity Puritan Fund            Registered investment company - Fidelity Puritan Fund      149,712   2,645,414
 Dreyfus S & P 500 Index Fund     Registered investment company - Dreyfus S & P 500
                                                                       Index Fund            254,698   8,511,992
 Janus Twenty Fund                Registered investment company - Janus Twenty Fund          344,260  13,240,257
 Janus Worldwide Fund             Registered investment company - Janus Worldwide Fund       131,299   5,756,166
 Credit Swisse Emerging Growth Fund Registered investment company - Credit Swisse Emerging
                                                                       Growth Fund            26,663     719,623
 Marshall & Ilsley Trust Company* Pooled separate account -M&I Diversified Stock Portfolio    49,417   1,221,972
 Marshall & Ilsley Trust Company* Pooled separate account - M&I Aggressive Stock Portfolio    14,791     372,201
 Marshall & Ilsley Trust Company* Pooled separate account - M&I Diversified Income
                                                                 Portfolio                    49,215     819,086
 Marshall & Ilsley Trust Company* Pooled separate account - M&I Growth Balanced Portfolio     25,189     520,562
 Marshall & Ilsley Trust Company* Pooled separate account - M&I Aggressive Balanced
                                                                 Portfolio                    37,484     846,823
 Marshall & Ilsley Trust Company* Pooled separate account - M&I Moderate Balanced
                                                                 Portfolio                    20,630     389,209
 Marshall & Ilsley Trust Company* Investment contract - M&I Stable Principal Fund         29,040,918  29,040,918
 Marshall & Ilsley Trust Company*  Wausau-Mosinee Northern Capital Stock Fund              3,416,783  39,089,063
 Fidelity Advisor Equity Income Fund Registered investment company - Fidelity Advisor
                                                                        Equity Income Fund   136,835   3,320,987
 Brandywine Blue Chip Fund         Registered investment company - Brandywine Blue
                                                                        Chip Fund            540,231  11,496,117
 PBHG Growth Fund                  Registered investment company - PBHG Growth Fund          283,390   5,769,825
 Vanguard International Growth Fund Registered investment company - Vanguard International
                                                                         Growth Fund         152,209   2,284,659
 Participant Loans*                Rate during year 4.75% - 10.5%                                      1,881,257
                                                                                                     152,911,445
 See Independent Auditor's Report.

 *Party-in interest

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              WAUSAU-MOSINEE PAPER CORPORATION
                              EMPLOYEE BENEFITS COMMITTEE

                                   STUART R. CARLSON

 DATE: July 15, 2002          By:  Stuart R. Carlson
                                   Chairman
                                  -13-
                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF

                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 2001
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. section 232.102(d))



 EXHIBIT 23.1 Consent of Deloitte & Touche LLP

 EXHIBIT 23.2 Consent of Wipfli Ullrich Bertelson LLP
                                  -14-